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                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                            --------------

                            SCHEDULE 14D-1

         Tender Offer Statement Pursuant to Section 14(d)(1)
                of the Securities Exchange Act of 1934


                          (Amendment No. 4)

                            -------------

                          Cordis Corporation
                      (Name of Subject Company)


                          Johnson & Johnson
                        JNJ Acquisition Corp.
                              (Bidders)

               Common Stock, Par Value $1.00 Per Share
                  (Including the Associated Rights)
                    (Title of Class of Securities)
                               21852510
                (CUSIP Number of Class of Securities)

                            ---------------

                        Joseph S. Orban, Esq.
                          Johnson & Johnson
                     One Johnson & Johnson Plaza
                   New Brunswick, New Jersey 08933
                            (908) 524-2488
     (Name, Address and Telephone Number of Persons Authorized to
       Receive Notices and Communications on Behalf of Bidders)

                           ----------------

                               Copy to:
                       Robert A. Kindler, Esq.
                       Cravath, Swaine & Moore
                           Worldwide Plaza
                          825 Eighth Avenue
                       New York, New York 10019
                            (212) 474-1000


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          JNJ Acquisition Corp. and Johnson & Johnson hereby amend
their Tender Offer Statement on Schedule 14D-1 (the "Statement"), originally filed on October 19, 1995, as amended by Amendments No. 1-3, with respect to JNJ Acquisition Corp.'s offer to purchase all outstanding shares of Common Stock, par value $1.00 per share, of Cordis Corporation, a Florida corporation, together with any associated rights, as set forth in this Amendment No. 4. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.

ITEM 10.  ADDITIONAL INFORMATION.

          An additional class action complaint has been filed against the Company and its directors in Mary Pratt v. Catherine Burzik, et. al., filed in the United States District Court for the Southern District of Florida on October 24, 1995, seeking declaratory and injunctive relief. A copy of this complaint is attached hereto as exhibit (g)(6).

          Further, the plaintiffs in Brickell Partners and Harry Lewis
v. Robert C. Strauss, et. al., which was filed in the United States District Court for the Southern District of Florida, amended their complaint on October 26, 1995. A copy of such amended complaint is attached hereto as exhibit (g)(7).

          On November 1, 1995, J&J issued a press release, a copy of which is attached hereto as Exhibit (a)(12) and is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

          (a)(12) Press Release, dated November 1, 1995.

           (g)(6) Complaint in Mary Pratt v. Catherine Burzik, et. al., filed in the United States District Court for the Southern District of Florida on October 24, 1995.

           (g)(7) Amended complaint filed in Brickell Partners and Harry Lewis v. Robert C. Strauss, et. al., filed in the United States District Court for the Southern District of Florida on October 26, 1995.

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                              SIGNATURES

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 2, 1995



                                        JOHNSON & JOHNSON,


                                        By: /s/ James T. Lenehan
                                           -----------------------
                                           Name:  James T. Lenehan
                                           Title: Member, Executive Committee



                                        JNJ ACQUISITION CORP.,


                                        By: /s/ Joseph S. Orban
                                            -----------------------
                                            Name:  Joseph S. Orban
                                            Title: President


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                            INDEX TO EXHIBITS




Exhibit                                                    Sequentially
Number                        Exhibit                          Page


(a)(12)          Press Release, dated November 1,
                 1995.................................

(g)(6)           Complaint in Mary Pratt v.
                 Catherine Burzik, et. al., filed in
                 the United States District Court
                 for the Southern District of
                 Florida on October 24, 1995..........

(g)(7)           Amended complaint filed in Brickell
                 Partners and Harry Lewis v. Robert
                 C. Strauss, et. al., filed in the
                 United States District Court for the
                 Southern District of Florida on
                 October 26, 1995.....................


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                                                       Exhibit (a)(12)

                                                     Johnson & Johnson
                                               New Brunswick, NJ 08933



Press Contact:             F. Robert Kniffin
                           (908) 524-3535
         (Home)            (609) 799-0369

Investor Contact:          Annie H. Lo
                           (908) 524-6491
         (Home)            (908) 580-1258

                                                 FOR IMMEDIATE RELEASE



     JOHNSON & JOHNSON TO SOLICIT CONSENTS TO REMOVE CORDIS BOARD



          New Brunswick, N.J., November 1, 1995 -- Johnson & Johnson (NYSE:JNJ) announced today that it will solicit written consents from Cordis shareholders to remove and replace the Board of Directors of Cordis Corporation (NASDAQ:CORD). The action follows the Cordis Board's rejection of Johnson & Johnson's $105 per share stock-for-stock merger proposal. The proposal was made on October 19, 1995, after Cordis refused even to meet to discuss a transaction. Johnson & Johnson continues to believe that the $105 price is full and fair. The price represents a 35 times multiple of earnings and is an almost 70% premium to the Cordis stock price before takeover speculation started last July. Johnson & Johnson said that the actions Cordis has taken, including adopting a clearly invalid poison pill and amending its by-laws, are merely attempts to delay, and delay is not in the best interests of the Cordis shareholders.

          Cordis has still not set a record date to determine shareholders entitled to vote through written consents. A request to set the record date was delivered to Cordis on October 24, 1995, and Cordis has 10 business days from such date to take action to set the record date. When Cordis takes action to set the record date, Johnson & Johnson will distribute consent solicitation materials to the Cordis


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shareholders. If shareholders holding a majority of the outstanding
Cordis shares deliver written consents, the Cordis Board would be removed and replaced.